October 15, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:           International Shipholding Corporation
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly periods ended March 31, 2007
Commission File No. 001-10852

Dear Sir or Madam:

By letter dated September 18, 2007 (the “Comment Letter”) from the Staff to International Shipholding Corporation, the Staff provided certain comments with respect to the Form 10-K Annual Report for the fiscal year ended December 31, 2006 and Form 10-Q for the quarterly period ended March 31, 2007. In responding to those comments, we have reproduced below the full text of the Staff’s comments, which corresponds to the numbers in the Comment Letter and is followed by our response.  All references to page and footnote numbers in our responses are references to such numbers in the subject documents.  In this letter, the terms “we,” “us,” “our,” and “the Company” refer to International Shipholding Corporation and its subsidiaries.

Form 10-K for the year ended December 31, 2006

Notes to the Financial Statements

Note A. Summary of Significant Accounting Policies

-Voyage Revenue and Expense Recognition, page F-8

Comment 1:

We note from your response to our prior comment 10 that you will disclose beginning in your 2007 Form 10-K in the notes to the financial statements that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different from a method of recognizing such costs as incurred.  Please confirm that you will include this disclosure in all future Forms 10-Q and Forms 10-K.  Alternatively, you may include the disclosure solely in future Forms 10-K provided that you will disclose the impact of recognizing voyage costs ratably over the length of each voyage is not materially different on a quarterly and annual basis, from recognizing such costs as incurred.

Response:

We will revise future filings, to include in the notes to the financial statements the material impact of recording expenses ratably over the length of the voyage versus recognizing such cost as incurred, on a quarterly and annual basis beginning with our 2007 third quarter Form 10-Q.

-Drydocking Costs, page F-9

Comment 2:

We note from your response to our prior comment 12 that in future filings you will include a breakdown of your cost for drydockings.  In light of the fact that the breakdown of costs capitalized in your drydocking account as included in your response to prior comment 12 is not very descriptive as to the nature of the costs, please confirm that you will revise future filings to disclose that only costs that are incurred to meet regulatory requirements or upgrades that add economic life to the vessel are capitalized and normal repairs, whether incurred as part of the drydocking or not are expensed as incurred.

Response:

We will revise future filings, to include in the notes to the financial statements that only costs that are incurred to meet regulatory requirements or upgrades that add economic life to the vessel are capitalized and normal repairs, whether incurred as part of the drydocking or not are expensed as incurred, beginning with our 2007 Form 10-K.

Note M. Unconsolidated Entities, page F-26

Comment 3:

We note from your response to our prior comment 15 that your investment in Belden Cement Holding, Inc. was significant above the 20% threshold for the year ended December 31, 2005.  Please note that under Rule 3-09 of Regulation SX financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company’s audited financial statements.  Therefore, because your investment was significant in the year ended December 31, 2005, which is included in your form 10-K for the year ended December 31, 2006, financial statements of Belden Cement Holding, Inc. for all periods are required to be filed in your 2006 Form 10-K.  Please note that separate financial statements are required to be audited only for those fiscal years, which meet the significance test as prescribed in Rule 3-09(a) of Regulation S-K.  Other periods presented may be unaudited (e.g. fiscal year 2004).  Further, although you disposed of BSH during fiscal 2006, you are still required to provide audited financial statements through the date of sale if the equity method investee is significant in the year of disposal.  Please note that for the purposes of measuring significance in the year of disposal, the gain or loss from disposal should be included in your significance tests.  In this regard, please revise your filing to include the financial statements of BCH/BSH for each of the period presented in your Form 10-K for the fiscal year ended December 31, 2006.  Also, please tell us whether audited financial statements of BSH are required for fiscal year 2006.  If you do not believe such financial statements are required, please explain why and provide us with your analysis, which supports your conclusion.  We may have further comment upon receipt of your response.

Response:

Rule 3-09(a) of Regulation S-X requires a registrant to file “separate financial statements” of a minority-owned subsidiary accounted for by the equity method if either the first or third condition of Rule 1-02(w) is met (substituting 20% for the Rule’s 10% threshold).

Rule 3-09(b) states that “insofar as practicable,” the separate financial statements shall be as of and for the same periods as the registrant’s audited financial statements.  In our case, that would be Balance Sheets as of December 31, 2006 and 2005 and Statements of Income, Changes in Stockholders’ Investment and Cash Flows for the years ended December 31, 2006, 2005 and 2004.  Rule 3-09(b) also states that the separate financial statements need be audited only for those fiscal years in which either of the two conditions described above were met.

The first condition described above has never been met. The third condition was met only in 2005 and only because of a significant sale of assets by the subsidiary.  As a result, we filed audited financial statements of the subsidiary for 2005 by amendment to our 2005 Form 10-K.  That condition was not met again in 2006, and in late 2006 we sold our interest in the subsidiary, after which it was merged into another entity prior to the end of 2006.  As a result, we concluded that it was not necessary to file any additional financial statements for the subsidiary.  Moreover, because the subsidiary no longer existed at year-end, it would have been impracticable (and, in fact, impossible) to provide separate financial statements as of and for the period ended December 31, 2006, even if we had concluded that they were otherwise required.

While doing our analysis, our focus was on the requirement for audited financial statements.  Having reviewed the rules again in preparing this response, we see that the rules may require the inclusion of unaudited financial statements for all periods presented in our most recent Form 10-K because of the previous requirement to file the audited 2005 financials for the subsidiary.  That requirement, however, is subject to practicability.  Because the subsidiary was merged out of existence prior to December 31, 2006, full year financial statements do not exist.  Because we have no relationship with the acquiring company, we cannot require it to produce financial information as of the date of sale. However, we are in possession of unaudited financial statements for 2004 and for the first nine months of 2006, and we can file them by amendment if the staff concludes that we should do so.

With respect to our analysis of significance in the year of sale, we concluded, as stated above, that the test was not met. Unlike the subsidiary’s disposition of assets that caused the test to be met in 2005, the transaction in 2006 was a sale of our equity interest, which created gain at the parent level but had no impact on revenue or income at the subsidiary level. As a result, under Rule 1-02(w)(3), our equity in the income from continuing operations of the subsidiary did not meet the significance test in the year of sale, and audited financial statements for that year are not required.

We have also considered the question of materiality of these financial statements and firmly believe they would be of little or no interest to our investors, especially in light of the sale.  As a result, we respectfully request that the staff allow us not to file any additional financial statements on the basis that it is impracticable to do so and their absence will not deprive investors of any material information.

Form 10-Q for quarter ended March 31, 2007

Management’s Discussion and Analysis

-Executive Summary-

Comment 4:

We note from your response to our prior comment 17 that you believe that EITF 01-14 supports your policy to record revenue for reimbursements for out of pocket expenses associated with the relocation of your corporate office from New Orleans to Mobile, AL.  However, the guidance in EITF 01-14 relates specifically to service providers incurring out of pocket costs in performing revenue generating services for customers.  Your agreement, however, relates to the reimbursement of expenditures associated with relocating your corporate headquarters.  Therefore, we continue to believe that the characterization of such amounts as a reduction of relocation expense rather than revenue to be more appropriate.  Please advise or revise future filings accordingly.

Response:

We will revise future filings to include reimbursements from the State of Alabama as a reduction of relocation expense rather than revenues beginning with our 2007 third quarter Form 10-Q.

We believe the above responses provide all of the information the Staff has requested.  However, we would be pleased to provide additional information if it is deemed necessary.

                                                                                          Sincerely yours,

                                                                                          INTERNATIONAL SHIPHOLDING CORPORATION

                                                                                          Manuel G. Estrada
                                                                                          Vice President and Chief Financial Officer